

Nasdaq Regulation

Joseph Cusick
Vice President
Head of Market Surveillance

September 10, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 10, 2025, The Nasdaq Stock Market (the "Exchange") received from AGNC Investment Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Depositary Shares (each representing a

1/1,000th interest in a share of 8.75%

Series H Fixed-Rate Cumulative

Redeemable Preferred Stock)

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,